[GRAPHIC OMITTED] Acergy

NEWS RELEASE



                  Acergy S.A. Announces Annual General Meeting

London, England - March 28, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) today announced that its annual general meeting of shareholders will be held on Friday May 25, 2007 at 3:00 p.m. local time at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg. All shareholders of record as of Monday April 2, 2007 will be entitled to vote at the meeting.

If the annual general meeting of shareholders approve the proposed payment of dividend of USD 0.20 per Common Share, the shareholders who will be entitled to such dividend will be those who are shareholders of record as of May 31, 2007. In such case the first trading date ex dividend will be May 29, 2007 and the date of payment of dividend will be June 14, 2007.



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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
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Contacts:
Julian Thomson
Acergy S.A.
UK  +44 1932 773764
US  +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com

www.acergy-group.com

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